EXHIBIT 99.1

Endeavour Silver provides a Q3 2024 construction progress update on Terronera; the surface construction progress has reached 77% completion

VANCOUVER, British Columbia, Oct. 21, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. ("Endeavour" or the "Company") (NYSE: EXK; TSX: EDR) is pleased to provide a Q3 2024 construction progress update for its Terronera Project in Jalisco state, Mexico. A photo gallery presentation accompanies this news release and can be found here or on the Company website at Terronera Project Progress Photos. All dollar ($) references in this news release are in United States dollars.

The Terronera project made substantial progress during the third quarter as the Upper Plant Platform nears completion. Surface mill and infrastructure construction reached 90%, further preparing for advancement into operations. Focus continues on the Lower Platform, where concrete work is well underway, and the Tailing Storage Facility, with underdrain embankment fill and pipe installation advancing at a good pace.

“We’re in the final construction phase with the finish line in sight,” commented Don Gray, Chief Operating Officer. “The Upper Platform is nearly complete, and the primary jaw crusher was commissioned, with rock crushed in August. The major focus is the Lower Platform and Tailing Storage Facility. Our dedicated Terronera team continues to meet the challenges both for developing the mine and constructing the mill facilities to keep the project on track to begin commissioning systems near the end of Q4.”

Q3 2024 Construction and Development Highlights

As of September 30, 2024, site works and activities included:

  Safety – Health and safety for operational readiness is underway. The mine rescue equipment arrived, and team members are being recruited and trained. Two refuge stations were installed.
  Community Relations – Local community support continues to be a priority. In Q3, the Company supported a series of local initiatives and investments such as: a municipal cooperative agreement; inauguration of an early-childhood development center; scholarships for university students in Santiago de Pinos; municipal road maintenance; workshops for business entrepreneurship for local residents; environmental education program for primary schools; community tree donation; and summer community workshops for children and youth.
  Progress – Overall project progress (mine development and surface construction) reached 77% completion, with more than $258 million1 of the project's budget spent to date. Project commitments total $270 million1,2, 99% of the $271 million capital budget.

  Mine Development – During the third quarter, 1,051 metres were developed underground for a project total of 5,544 metres. Furthermore:

    Underground explosive magazines were completed and the explosive use permit application was submitted for approval, which is anticipated in Q4 2024.

    Terronera main sump and pump station excavation and support were completed.

    Development was nearly complete for the test stope that will be used to verify stope design criteria including opening span widths, length and height as well as establishing longhole drilling, blasting and backfill procedures.

    Development ore was stockpiled on surface.

    Slashing of an existing portal commenced for access to mine the high-gold grade La Luz vein, which is anticipated to be reached in H1 2025.
  Upper Plant Platform Site – Mill and surface infrastructure construction was 90% complete and continues to transition to operations.

    Primary Crusher – Primary jaw crusher was commissioned with rock crushed in August, marking a major project milestone.

    Coarse Ore Stockpile and Reclaim ("COS") Tunnel – Reached 100% completion and pre-commissioning tests commenced.

    Grinding and Thickening – Piping, mechanical, electrical, and instrumentation are expected to be completed in October.

    Flotation – Compressor pressure vessel and air dryer systems were installed with piping connections in progress. Flotation equipment, including blowers, instrument, and valve installations are ongoing and scheduled for Q4 completion.

    Raw and Process Water Tanks – Steel rings are in place and welding was over 90% complete. Inlet, outlet and access port installations, final weld testing, sand blast/mechanical cleaning, and painting are scheduled for completion in Q4.

  Lower Facilities Platform and Tailing Storage Facility (TSF) – Lower Platform area was nearly 30% complete. Focus has been on completing the last section of the tailing filter bearing wall prior to starting the filter support deck; the first structural steel columns and beams were erected for the Concentration Filter building and equipment mechanical structures.

    Main Embankment TSF – Excavation for the main embankment key trench was 100% complete, the secondary key was at 40% complete, and underdrain piping placement has been completed.

    Tailing Filtration Area – More than 75% of the floor slab and 100% of the filter bearing wall for the tailing filter building has been poured. The tailing filters, which are stored at the Puerto Vallarta warehouse, are schedule to be transported to site for Q4 2024 installation.

    Concentrate Filter Area – More than 80% of the floor slab and 75% of the pipe rack and equipment foundations in the concentrate filter area has been poured, and tank foundations and equipment pedestals were nearly complete.
  Auxiliary Buildings – Laboratory and Plant Maintenance buildings reached 40% of completion.

    Laboratory Building – Majority of the sheathing and insulation have been installed and steel studs are in place. Sheetrock and compressor and dryer installations are in progress.

    Plant Maintenance Building – Structural steel installation started in late September.
  Procurement –The project team continues to expedite pending arrivals. Procurement was 99% complete.

  Onsite Personnel – At the end of Q3, the workforce increased to over 250 Endeavour Silver employees and over 800 contract workers, with the total number expected to decrease in Q4 2024 as commissioning begins.

Next Steps and Planning

The Terronera Project is tracking to begin commissioning systems near the end of Q4.

For Q4 2024, the tailing filter area, which was turned over to the mechanical contractor in early October, will allow focus on installing at least one tailing filter along with the concentrate filter using an extended work schedule to allow initial systems commissioning anticipated near the end of Q4. Grinding, flotation, and thickening systems will be mechanically completed in late October, allowing testing and ramp-up of these circuits to begin in November and December.

Mine development in Portals 1, 2, and 4 declines will continue, with longhole stopes being developed and initial production planned for Q4; ore will continue to be stockpiled for mill ramp-up. At La Luz, the portal is being constructed, and the orebody ramp access will advance in Q4.

The critical path remains the TSF, tailing concentrate filters construction, and the advancing underground mine.

Visit www.terronera.com, our dedicated project website, to stay informed on the ongoing development at Terronera. Explore updates, learn about our commitment to environmental stewardship, and discover the positive impacts on local communities.

About Endeavour Silver: Endeavour is a mid-tier precious metals company committed to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco State, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile, and the United States, which has helped it achieve its goal of becoming a premier senior silver producer.

Contact Information

Allison Pettit, Director of Investor Relations
Tel: (604) 640 4804
Email: apettit@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, including capital cost estimates, the anticipated timing of the project construction and commissioning, Terronera's forecasted operations, costs and expenditures, and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update forward-looking statements or information other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties, and other factors that may cause Endeavor's actual results, level of activity, production levels, performance, or achievements, and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; continued compliance with the project loan debt facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities forecasted Terronera mine economics as of 2024, mining operations will operate, and the mining products will be completed under management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, other factors may cause results to be materially different from those anticipated, described, estimated, assessed, or intended. There can be no assurance that any forward-looking statements or information will be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

1 Financial figures are based on a preliminary estimate. Final unaudited figures will be released with the Q3 2024 financial statements on November 5, 2024.
2 Project commitments include total project expenditures.